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                            June 9, 2021

       Menachem Shalom
       Chief Executive Officer and Chief Financial Officer
       Hold Me Ltd
       30 Golomb Street
       Ness Zioyna, Israel 7401337

                                                        Re: Hold Me Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 26, 2021
                                                            File No. 333-255462

       Dear Mr. Shalom:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Capitalization, page 36

   1. We note your response to comment 9. Please revise your presentation to reflect your actual capitalization
as of March 31, 2021. Additionally, revise the footnotes on page 37 as follows:
                                                            footnote (a) should
disclose the offering expenses under each scenario; and
                                                            footnote (b) should
reflect the conversion rate to Israeli Shekels as of March 31, 2021 as published by
the Bank of Israel.
 Menachem Shalom
FirstName  LastNameMenachem Shalom
Hold Me Ltd
Comapany
June 9, 2021NameHold Me Ltd
June 9,
Page 2 2021 Page 2
FirstName LastName
Dilution, page 37

2. We note your response to comment 11. Please depict dilution under each scenario presented in the capitalization table. To facilitate investors' understanding of your presentation, please provide the information required under Item 506 of Regulation S-K in tabular format.
Report of Independent Registered Public Accounting Firm, page 38

3. Please remove the caption "SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" which precedes the Auditor's Report.
Statement of Profit and Loss, page 41

4. Calculate loss per share by dividing the loss for the period by the number of shares outstanding (300).
Note 2 - Summary of Significant Accounting Policies
F. Revenue Recognition, page 46

5. We note your responses to comments 15 and 22, as well as the corresponding disclosure.
         Please make clear what you mean by "preliminary nature of the Agreement." In this regard, we note that the Addendum to the Agreement for Operation and Sale of Digital
         wallets (Exhibit 10.2) was duly executed as of December 27, 2020 and provided for deferral of the payment for the NIS 330,000 Establishment fee to the first quarter of
         2021 and the Annual Registration Fee to May 12, 2021. We further note that the
         Establishment fee was paid in full as of the first quarter of 2021. Please revise your 2020 financial statements to accrue for such amounts, including a pro-rated amount for the annual registration fee.
Note 7 - Payables and Credit Balances, page 47

6. We note your response to comment 17. The expense recognition principle under US
         GAAP requires expensing costs when incurred. Since the unpaid balance of Mr. Shalom's management fee in an amount of NIS 420,000 (commencing May 2020) related to services during 2020, your financial statements should reflect an accrual for such costs.
         Please revise your 2020 financial statements to accrue for a liability for such costs pursuant to his Management Agreement (Exhibit 10.3). Conform your presentation in Note 10 as appropriate.
Principal Shareholders, page 66

7. We note the revisions made in response to prior comment 25. Please include the shares underlying Mr. Shalom's preferred stock in his ordinary share holdings in the Principal
         Shareholders table. Refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange
         Act.
 Menachem Shalom
Hold Me Ltd
June 9, 2021
Page 3
General

8. Please restate your 2020 financial statements to reflect revenue accruals for the establishment fee and the annual registration fee pursuant to your Agreement with Galileo as well as a cost accrual for the management fee owed to Mr. Shalom. To the extent that your interim financial statements during the most recent quarter reflect material changes in your financial condition and results of operations, please update your filing to describe such developments.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                          Sincerely,
FirstName LastNameMenachem Shalom
                                                          Division of
Corporation Finance
Comapany NameHold Me Ltd
                                                          Office of Technology
June 9, 2021 Page 3
cc:       Mark Crone
FirstName LastName